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                             October 1, 2021

       Andrew Shape
       Chief Executive Officer and President
       Stran & Company, Inc.
       2 Heritage Drive, Suite 600
       Quincy, MA 02171

                                                        Re: Stran & Company,
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted September
16, 2021
                                                            CIK No. 0001872525

       Dear Mr. Shape:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Cover Page

   1. We reissue our prior comment 1 in part. Please revise to clearly disclose whether a
                                                        Nasdaq listing is a
condition to the offering.
       Prospectus Summary
       COVID-19 Pandemic, page 7

   2. We note your revised disclosure in response to our prior comments 3 and 5. Please further revise your disclosure
here to indicate the extent to which your U.S. Census contract was responsible for the
increase in your revenue from 2019 to 2020.
 Andrew Shape
Stran & Company, Inc.
October 1, 2021
Page 2
Use of Proceeds, page 31

3. Please tell us whether you have identified any particular business to acquire or otherwise entered into preliminary negotiations with potential acquisition targets.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Impact of COVID-19 Pandemic, page 38

4. We reissue our prior comment 4 in part. Please revise this section to specifically discuss the impact that the COVID-19 pandemic has had on your business to date, rather than presenting such risks as hypothetical.
Management's Transactions with Long Blockchain Corp., page 75

5. We note your revised disclosure in response to our prior comment 11. Please further revise your disclosure to identify the overlap in management between Long Blockchain
         Corp. and the company. In this regard we note that your Chief Executive Officer and director Andrew Shape was also the the Chief Executive Officer and director of Long
         Blockchain Corp.
Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2021 and 2020,
page F-3

6. We note that for the six months ended June 30, 2021 you present a Statement of Earnings and Retained Earnings which is reporting loss from operations, loss before income taxes, and net loss. Please revise the current line item descriptions "earnings" to indicate the reported loss in the financial statements here, and elsewhere throughout the filing, as applicable.
Audited Consolidated Financial Statements for the Years Ended December 31, 2020 and 2019
Balance Sheet, page F-16

7. We note your response to prior comment 15 and reissue this comment in part. Please revise the number of shares presented in your December 31, 2020 financial statements to reflect the forward stock split.
Notes to Financial Statements
N. Acquisition, page F-25

8. We note per your response to prior comment 19 that you assigned a 10 year life to the acquired customer list. Please tell us how you evaluated the guidance in ASC 350-30-35-
FirstName LastNameAndrew Shape
       3 in determining the useful life, including explaining the characteristics of the customer
Comapany     NameStran
       list that         & Company,
                 support this          Inc. and all other pertinent factors
considered in your
                              assigned life,
Octoberanalysis.
         1, 2021 Page 2
FirstName LastName
 Andrew Shape
FirstName  LastNameAndrew Shape
Stran & Company,  Inc.
Comapany
October    NameStran & Company, Inc.
        1, 2021
October
Page 3 1, 2021 Page 3
FirstName LastName
        You may contact Nasreen Mohammed at 202-551-3773 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Louis A. Bevilacqua